EXHIBIT 12.1

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For the
	Six Months	For the Years Ended December 31,
	Ended
	June 30, 2003	2002	2001	2000	1999

Earnings before fixed charges:
Income from continuing operations before income taxes	$233	$683	$892	$748	$510
Addback: Loss on equity investment	3	—	—	—	—

	236	683	892	748	510
Interest and debt expense	65	147	150	168	268
Interest portion of rental expense	6	15	14	15	15

Earnings before fixed charges	$307	$845	$1,056	$931	$793

Fixed charges:
Interest and debt expense	$65	$147	$150	$168	$268
Interest portion of rental expense	6	15	14	15	15

Total fixed charges	$71	$162	$164	$183	$283

Ratio of earnings to fixed charges	4.3	5.2	6.4	5.1	2.8